United States securities and exchange commission logo





                             September 14, 2021

       Jeffrey Puritt
       Chief Executive Officer
       TELUS International (Cda) Inc.
       Floor 7
       510 West Georgia Street
       Vancouver, BC V6B 0M

                                                        Re: TELUS International
(Cda) Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
7, 2021
                                                            CIK No. 0001825155

       Dear Mr. Puritt:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch
       Chief, at (202) 551-3453 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Lona Nallengara, Esq.